Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

        The following is testimony submitted and given by Central Pacific Financial Corp. executive officers, employees and board members at a Hawaii Division of Financial Institutions hearing held on December 8, 2003.

Central Pacific Bank
Testimony Highlights

        Central Pacific's executive management team briefed members of the Division of Financial Institutions on the merits of the proposed merger. Management discussed how the merger would benefit employees of both banks, enhance small business lending practices and allow the bank to open new branches in rural communities. The testimony also highlighted the combined experience of the CPF management team regarding merger integration.

        Gwen Yamamoto-Lau, Business Banking Manager and former City Bank employee, commented on the benefits to small businesses. "Some ask why would one bank be better than two? For the small business owner in Hawaii a merged entity could potentially provide the best of both banks. When you combine the strengths of both companies, customers of both banks benefit. A stronger presence in business leasing, trust and private banking services, robust residential lending and enhanced credit packaging, among others, are just a few reasons why this merger makes sense from the small business perspective. Together, the combination makes for a more powerful force in this competitive industry than either bank could hope to achieve on its own," said Yamamoto-Lau.

        Craig Warren, Senior Vice President for Strategic Planning and Product Development, testified about the expected increase in services to customers due to the merger. "We believe that one of the principal benefits for customers of the merger will be an increase in both the quality and quantity of the combined bank's product offerings—not a reduction—as the best products and services of each bank are developed and improved, while redundant or inferior products are eliminated. This belief is supported by a 2002 middle market survey conducted by Greenwich Associates which shows that 71% of post-merger bank customers reported an increase in the number of beneficial products and services offered by the surviving bank," said Warren.

        Blenn Fujimoto, Executive Vice President and Chief Financial Services Officer of CPF, discussed the expansion plans of the combined institution. "Specifically, the merger will permit the combined company to expand its service into communities previously lacking either a Central Pacific or City Bank branch," said Fujimoto. He added, "Indeed, it is Central Pacific's intention to eventually open at least one new branch in a previously unserved community for each branch of the merged entity that is consolidated."

        CPF Board member Paul Kosasa stated, "This merger is about choices. We can choose to create a stronger, Hawaii-based bank for this community or we can choose to ignore the forces driving consolidation in this industry and let outside forces dictate our future. City Bank saw the many advantages of this merger initially, almost three years ago, when they first proposed to merge with us. They knew then, as we know today, that the union of our companies is an excellent fit to serve this marketplace."

        Gilbert Matsumoto, Board member since 1986, spoke about the history of Central Pacific Bank. "My father, Wallace Matsumoto, was one of the founders of Central Pacific Bank, and sat on the bank's board for many years. As you may know, Central Pacific was originally founded by a group of civic-minded local businessmen, with financial help from Sumitomo Bank, to help serve the credit needs of Hawaii's Japanese-American community. My father was proud, and I am proud, of how our bank has grown from its humble beginnings to become our state's third largest commercial bank. Central Pacific has grown because its commitment today is the same as it was the very first day it opened its doors: loyal, dedicated service to its customers and its community. Central Pacific's management team, led by Mr. Clint Arnoldus, continues that commitment today," said Matsumoto.

        Alwyn Chikamoto, Executive Vice President and Chief Credit Officer, provided an overview of the bank's outstanding track record of lending in the local community. "The bank's commercial and business loan portfolio has grown from around $20 million at the beginning of my career in 1977 to approximately $1 billion today. Our bank is committed to lending to Hawaii businesses in both good economic times and bad—and we have done so," said Chikamoto.

        Denis Isono, Executive Vice President and Chief Operations Officer of CPF, highlighted the extensive collective experience of CPF management and employees with mergers and acquisitions and integration issues. Isono himself brings to CPF years of M&A and integration experience at Bank of Hawaii and several other banking institutions in Hawaii and on the mainland. "In a number of technical areas, the operations of Central Pacific and City Bank are similar, which should help to smooth the integration process," said Isono.

        Neal Kanda, Executive Vice President and Chief Financial Officer, provided testimony on CPF's strong financial performance, and the financial benefits of the merger. "Our stock price has increased 300% over the last five years. As of December 31, 1998, our stock was priced at $8.75 (as adjusted to reflect our stock split in 2002) and today, our stock trades at more than $27 per share," said Kanda. Further, Kanda believes that the proposed merger is highly compelling from a financial perspective for shareholders, customers and the employees of both banks. He added, "With total assets of close to $4 billion, the combined entity would be one of the 150 largest bank holding companies in the nation based on assets. We believe that a company with such substantial assets would draw increased attention from investors, which we hope would, in turn, spur increased investor interest in Hawaii."

        Director of Human Resources for CPF, Craig Hashimoto commented on employment benefits and opportunities at the combined entity. "This merger is all about the future. I believe that in a few short years, a strong and growing combined bank would be a creator of new jobs, along with better career opportunities for our employees," said Hashimoto.

        CPF Board member and longtime kama'aina Alice Guild commented on the benefits of combining the two Hawaii companies saying: "In addition to similar histories, the two banks have very similar cultures. From the beginning, both banks have heavily emphasized customer service, a culture that will facilitate integration and better serve all of the customers of the combined banks. A stronger bank can only be good news for the communities we serve. Both banks have a proud tradition of supporting community organizations and people in need. Together, we can do so much more—and we have committed to do more if this merger is approved."

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to Hawaii
  Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        My name is Paul Kosasa and I have been a Director of Central Pacific Bank since 1994. I am also the President and Chief Executive Officer for ABC Stores, which now has 65 stores stretching from Hawaii to Guam to Las Vegas.

        From a business perspective, I strongly believe that this merger will be good for shareholders, customers and employees of both banks, as well as our greater community.

        In my primary function as a retailer, I look at the rapid changes that have impacted our community with the influx of big-box stores (Costco, Wal-Mart), fast foods restaurants (McDonalds, Starbucks), and other retail outlets (Home Depot, Safeway). It appears as if Hawaii consumers have a large appetite for change. At one point in time, Hawaii had the distinction of having a number of homegrown businesses that were dominant in the local market. Today, however, it is difficult to remember Arakawas, Sato Clothiers, Thrifty Kaimuki and Gems, to name a few. While we may be sorry to see them go, these are "real life" examples of how business realities make change inevitable.

        Change has also been prevalent in the local banking industry, with the disappearance of American Security, First Interstate, Liberty Bank, Honfed, Pioneer Federal, International Savings, State Savings and Bank of Honolulu. All of them competed with each other and all made money, but has our community really suffered from their disappearance? To the contrary, the consolidation of certain financial institutions has benefited consumers. There has been a dramatic improvement in consumer access to financial services through branches, ATM networks, and Internet banking. Lending and other banking services also improved as a result of the more competitive environment between institutions after the consolidations. That is why, as a businessman, I believe combining the strengths of City Bank and Central Pacific Bank will enhance customer value and create more competition for loans and deposits, particularly with the other larger institutions.

        Additionally, as the chair of the Community Reinvestment Act committee for Central Pacific Bank, I believe that the merger of City Bank and Central Pacific Bank will produce greater CRA and SBA lending activity than would be suggested by simply adding each bank on a stand alone basis, as there will be a larger asset base to leverage. Combined, the banks could be a significant presence in CRA and SBA lending. We are committed to being a leader in SBA lending and we are committed to sustaining and improving the overall CRA performance of our combined banks. Delivering resources for small business and providing for the underserved customers and communities are key parts of our mission.

        This merger is about choices. We can choose to create a stronger, Hawaii-based bank for this community or we can choose to ignore the forces driving consolidation in this industry and let outside forces dictate our future. City Bank saw the many advantages of this merger initially, almost three years ago, when they first proposed to merge with us. They knew then, as we know today, that the union of our companies is an excellent fit to serve this marketplace. And that is why our board approached City Bank and why we continue to seek a negotiated effort to merge these two Hawaii companies. Central Pacific's "fiercely loyal" employees and City Bank's "proud to be City Bank" loyalty, combined with the integrated approach of banking, investing, trust services, and private wealth management, will surely benefit the consumer.

        This merger is about providing more convenient and more efficient service to customers here in Hawaii. It is also about doing what's right for the shareholders that have invested in our two institutions. The large mainland and Japanese institutions, which own millions in the stocks of both of our banks, have in effect invested in Hawaii and its future, not just our two institutions. We must serve those shareholders fairly and well if we hope to see other mainland and global institutions invest capital in Hawaii in the future. The investment community is watching Hawaii today and our treatment of these shareholders will send a powerful signal as to whether or not Hawaii companies are a good investment of their capital.

        This merger of two sister banks into one will enable Hawaii to benefit from the synergy of both. Both banks, together as one, will be far better, far stronger, far more competitive, and far better able to service Hawaii.

        Thank you for the opportunity to voice my support for this proposed merger.

Sincerely,
Paul Kosasa

December 8, 2003

Oral Testimony by Craig Hashimoto, Senior Vice President and Director of Human Resources of Central Pacific Bank.

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB Bancshares,
  Inc. and thereby Acquire Control of City Bank pursuant to Hawaii
  Revised Statutes Sections 412: 3-612(a)(1) and (2)

        Dear Commissioner Griffin and members of the panel, thank you for the opportunity to testimony on behalf of Central Pacific Financial Corp in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding,

        As the Director of Human Resources for Central Pacific Bank speaking on behalf of management, we recognize that the franchise value of a bank—of any bank—is the relationship between its employees and customers. In this proposed transaction, therefore, it is in the best interest of all constituencies—customers, employees, shareholders and the community—that we preserve the franchise value of both companies. In short, we have every reason to be highly sensitive to the employees of both banks.

        For this reason, as we announced yesterday in a news release, the board and management of Central Pacific Bank have made a commitment to not layoff employees in connection with this proposed merger.

        No employee will be involuntarily terminated as a result of the merger occurring. Our commitment extends to all current City Bank and Central Pacific Bank employees, with the exception of a small number of senior management who have special change in control employment agreements. We believe that the status of these senior executives should be discussed in negotiations with City Bank.

        We are very pleased to be able to make this commitment, and we will make it work. Our commitment will be facilitated by other factors, such as the hiring freeze we implemented in October, natural attrition, re-training, reassignments, and the reallocation of employees to support our plans to expand into new areas and new services.

        When the proposed merger is implemented, the customers and employees of both companies are integrated into the same ohana—we become one family. Our commitment to City Bank and Central Pacific employees will be to treat everyone equally and fairly, and to provide opportunities to everyone based on merit and the contribution that each employee can make to the organization.

        For example, all the years of service accumulated by City Bank employees will be recognized and transferred to Central Pacific. This time with the company would be credited to the employee and applied to their benefits, such as vacations and other programs.

        Given Central Pacific's intention to replace overlapping branches with new branches, we are confident that new positions will be created for the longer term. As Central Pacific looks to its long-term plans for expansion, retaining valuable employees to staff new branches will be a priority for the combined bank.

        Perhaps the most important aspect of the combination is the establishment and long term viability of a stronger, Hawaii-based employer. The banking industry in Hawaii has already experienced tremendous restructuring and reorganization—out of necessity in the face of today's extremely competitive environment. This merger is no different. City Bank itself recognized the need to prepare for the future when they approached us in 2000 to merge. In their letter, dated January 5, 2000, they suggested that "Becoming one of the largest locally based companies would increase the likelihood of remaining as such." It seems apparent that the management of both Central Pacific Bank and City Bank recognize that the landscape of Hawaii's banking industry will not remain status quo.

        This merger is all about the future. I believe that in a few short years, a strong and growing combined bank would be a creator of new jobs, along with better career opportunities for our employees. And a stronger bank can fuel job growth as we help our customers to grow as well.

        Thank you for the opportunity to submit this testimony in support of the proposed merger.

Very truly yours,
Craig Hashimoto

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        Currently, I serve as an Executive Vice President and the Chief Financial Services Officer at Central Pacific. Prior to joining Central Pacific, I worked for Bank of Hawaii for 20 years, where, immediately prior to joining Central Pacific, I served as a District Manager.

        I would like to take this opportunity to briefly highlight one of many community benefits of the proposed merger between Central Pacific and City Bank. Specifically, the merger will permit the combined company to expand its service into communities previously lacking either a Central Pacific or City Bank branch. As the Chief Financial Services Officer, I will be responsible for overseeing the expansion of Central Pacific's branch network and I firmly believe that when we are merged, there will be better customer service with a broader line of products and services than either bank can offer today.

        Currently, 10 branches of Central Pacific are located in close proximity to a City Bank branch. We may consolidate these branches (keeping open whichever branches are better located for customers, no matter whether it is a Central Pacific branch or a City Bank branch). The resources freed up by such consolidation can be used to open new branches in areas that are currently not served by either Central Pacific or City Bank. Indeed, it is Central Pacific's intention to eventually open at least one new branch in a previously unserved community for each branch of the merged entity that is consolidated. Thus, ultimately, not only will there be no decrease in the total number of branches, but branch coverage will be expanded particularly in the Neighbor Island and rural areas, giving communities previously unserved by either Central Pacific or City Bank the opportunity to bank with us. The proposed merger is a key element of this expansion because the resulting economies of scale will permit the combined company to expand more rapidly than either Central Pacific or City Bank could expand alone.

        This expansion of the branch network will benefit both current and new customers of Central Pacific and City Bank. Current customers will have access to branches located in more geographic locations around the State, while previously unserved communities will have a new choice that we hope they will find very attractive. In addition, current City Bank customers will be provided with access to a much larger ATM network, additional services, such as private banking, trust and asset management services, and more products.

        In sum, the proposed merger both will provide current Central Pacific and City Bank customers with immediate access to a much larger branch network, more ATMs, more services and more products, and will lay the foundation for an expansion of the combined company to serve more Hawaii communities, especially in the Neighbor Island and rural areas. This is one of the many reasons that the merger will benefit Hawaii.

        Thank you for the opportunity to submit this testimony.

Very truly yours,
Blenn A. Fujimoto

Kahuku
Laie
Haleiwa
Wahiawa
Mililani
Waianae
Waipahu
Pearl City
Kaneohe
Kailua
Honolulu
Kapolei
Waikiki
Hawaii Kai
Kahala
OAHU
CBBI_BRANCH
CPF_BRANCH
FCU_BRANCH
TSLA_BRANCH
FINANCE_FACTORS
FHB_BRANCH
BOH_BRANCH
ASB_BRANCH

Princeville
Kawaihau
Kapaa
Waimea Canyon
Waimea
Lihue
Olokele
Hanapepe
Port Allen
Koloa
Poipu
KAUAI
CPF_BRANCH
CBBI_BRANCH
FCU_BRANCH
TBLA_BRANCH
FINANCE_FACTORS
FHB_BRANCH
BOH_BRANCH
ASB_BRANCH

Kapaau
Honokaa
Waimea
Waikoloa
Hilo
Kailua-Kona
Kealakekua
Captain Cook
Pahoa
Pahala
Ocean View
Waiohinu
HAWAII
CBBI_BRANCH
CPF_BRANCH
FCU_BRANCH
TSLA_BRANCH
FINANCE_FACTORS
FHB_BRANCH
BOH_BRANCH
ASB_BRANCH

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Please also consider this letter a formal request to speak at the public hearing to be held December 8, 2003.

        I am the Senior Vice President for Strategic Planning and Product Development at Central Pacific. Prior to joining Central Pacific, I worked for Bank of Hawaii for nine years, where I served as Senior Vice President for Consumer Products, and Wells Fargo Bank for five years, where I served as a Vice President in the Private Banking group. I also worked for two years as a Senior Analyst in the Marketing and Strategies Division of the Federal Home Loan Bank of San Francisco. During the course of my career I have had the opportunity to participate in several bank mergers (including the acquisitions by Wells Fargo of Crocker Bank, Barkley's of California, and the Trust and Private Banking Divisions of Bank of America) and have substantial experience integrating both the employees and the products and services of merging financial institutions.

        Since my professional experience has been focused on banking products and services, I would like to take this opportunity to discuss briefly the type of products and services that we plan to offer to our customers in the event that the proposed merger of Central Pacific and City Bank is completed—a product offering that is broader and more competitive than that currently offered by either bank individually.

        First, I would like to be clear that we believe City Bank's employees and customers are its most valuable assets. We know that employees are a bank's link to its customers, and we realize the importance of retaining as many employees to keep that special relationship in tact. We hope to also ensure that current City Bank customers remain with the combined bank by showing them the same loyalty and commitment to high-quality service that we currently provide to our own customers. Although it may appear obvious, I mention this because City Bank has argued that its customers would suffer from the proposed merger. It has claimed, for example, that after the merger City Bank customers would lose certain products and services they now receive. We believe that one of the principal benefits for customers of the merger will be an increase in both the quality and quantity of the combined bank's product offerings—not a reduction—as the best products and services of each bank are developed and improved, while redundant or inferior products are eliminated. This belief is supported by a 2002 middle market survey conducted by Greenwich Associates which shows that 71% of post-merger bank customers reported an increase in the number of beneficial products and services offered by the surviving bank.

        In addition, since the current product offerings of the two banks are not identical, customers of both banks will benefit immediately from the merger by having access to many of the products and services offered by one of the merging banks, but not currently by their own bank. For example,

Central Pacific currently provides a range of private banking, wealth management and trust services to its individual customers—services that City Bank does not offer. In addition, Central Pacific's business customers have access to a wide variety of cash management services that are unavailable from City Bank. For consumers, Central Pacific is committed to continuing City Bank's free-checking program.

        Moreover, Central Pacific believes that customers of both banks will benefit from improved products and services resulting from the synergies of the combined company. For instance, City Bank currently operates a network of 24 ATMs, 22 of which are located at the bank's branch offices (only two off-site). Central Pacific operates a network of 78 ATMs, 52 of which are located off-site (e.g., Tesoro convenience stores, Fastop convenience stores, ABC Stores, Pearl Ridge and Ala Moana Shopping Centers). After the merger is completed, City Bank customers will have no-fee access to more than four times as many ATMs as they have now, at more convenient locations, and Central Pacific customers would likewise have access to a substantially larger network of ATMs. The same is true of branches.

        In conclusion, Central Pacific is confident that both its customers and the customers of City Bank will benefit from the proposed merger. Customers will benefit not only from the convenience and savings of having access to more branches and ATMs, but also from the availability of a broader range of products and services at more competitive rates. For these and other reasons, we urge the Division of Financial Institutions to approve the proposed merger.

        Thank you for the opportunity to submit this testimony.

Very truly yours,
Craig Warren

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        As a former employee of City Bank and a current employee of Central Pacific Bank, I have a unique perspective on both institutions and appreciate the opportunity to share my personal experiences and thoughts on the proposed merger.

        I would like to address the unfounded concerns raised by some that a combination of Central Pacific and City Bank will somehow be bad for the small business community. I am convinced that Central Pacific's commitment to this community is so great that this merger will strengthen, not diminish, the resources available to Hawaii's small businesses.

        As the Business Banking Manager at Central Pacific Bank, which was also my former role at City Bank, I'm extremely impressed with Central Pacific's commitment to the small business community. In September of this year, I made the decision to rejoin the Central Pacific team. In restructuring its Financial Services Group, the bank has recreated a Business Banking Department focused specifically on the needs of small business, which we define as businesses with revenues up to $2.5 million.

        What sets Central Pacific apart is that we believe that the small business person deserves a seasoned banker who can develop creative financial solutions that will help their business grow. Members of our Business Banking team average over 19 years of experience, which is unheard of for this market segment.

        Our renewed focus on this market segment is demonstrated by the number of U.S. Small Business Administration (SBA) loans that have been approved since the creation of this department. In November of this year alone, we have approved six new SBA loans. This nearly matches the total number of loans that Central Pacific made during the 12-month period ended September 30, 2003. If we are able to continue on this pace, we are on track to match or surpass previous years in which we approved an average of 20 loans. In fact, our goal for 2004 is to recapture our title as "Small Business Lender of the Year," which we earned in 2001 for banks our size.

        Make no mistake, competition for the small business segment is heating up. Recently, Bank of Hawaii and First Hawaiian Bank, which each command about 30% or an aggregate of 60% of this market, have expanded their efforts to increase their market shares in this segment. American Savings Bank has also announced its commitment to establish a large market share in small business to large corporate lending. Even City Bank stated in a recent article in Hawaii Business that there's going to be intense competition because everyone is going after the same market.

        Some ask why would one bank be better than two? For the small business owner in Hawaii a merged entity could potentially provide the best of both banks. When you combine the strengths of both companies, customers of both banks benefit. A stronger presence in business leasing, trust and private banking services, robust residential lending and enhanced credit packaging, among others, are just a few reasons why this merger makes sense from the small business perspective. Together, the combination makes for a more powerful force in this competitive industry than either bank could hope to achieve on its own.

        On a more personal level, I would like to comment on the professional, innovative and supportive working environment that Central Pacific provides. Before joining the Bank, I had the opportunity to meet with Mr. Arnoldus on several occasions over the course of an 18-month period. My respect and admiration for Clint increased with each interaction, as he impressed me with his professionalism and integrity. Since joining the company and in working closely with our CEO, I've come to respect him even more for he has a genuine passion for improving the bank and caring for his employees. Imagine a CEO taking time out of his extremely busy schedule to send you a "thank you" for making a presentation to the Board of Directors. Or taking an active interest in his (500+) individual employees and caring enough to remember that you support a specific non-profit organization, then proactively inquiring if the bank should include in its 2004 budget some monetary support for this organization. Now that's impressive! These are some of the specific examples that underscore for me Clint's loyalty to his employees. Clint has extended the deep roots and tradition of our bank, and added a positive energy and heightened sense of teamwork and pride. This, I feel, is a result of the character and values of Clint himself.

        Having worked for Central Pacific Bank and City Bank, I firmly believe that merging the two institutions would be in the best interest of our customers and our community. I also believe that our similar size and operating platforms would make for a smooth transition for all employees. Combined, we can do so much more than either can do alone. Thank you for the opportunity to submit this testimony in support of the proposed merger.

Very truly yours,
Gwen Yamamoto-Lau

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Please also consider this letter a formal request to speak at the public hearing to be held December 8, 2003.

        I have been employed by Central Pacific for more than 26 years, and my entire career has been devoted to building and strengthening the bank's business and commercial loan portfolio. My current title is Executive Vice President and Chief Credit Officer for the bank.

        Throughout my years at the bank, Central Pacific consistently has been recognized, and honored, as a loyal and committed lender who supports the local economy and community. Central Pacific's lending policy emphasizes lending the bank's deposits to promote development of businesses, investments, and enterprises which support the economic growth of the community, commerce, and jobs in Hawaii.

        Central Pacific's commitment to the local economy and community is perhaps best seen by the growth in its local business and commercial lending. The bank's commercial and business loan portfolio has grown from around $20 million at the beginning of my career in 1977 to approximately $1 billion today. Our bank is committed to lending to Hawaii businesses in both good economic times and bad—and we have done so. Most recently, Central Pacific demonstrated its loyalty and commitment to its customers in the aftermath of the September 11, 2001 tragedy. Our business customers were offered immediate access to loans, and modified loan terms, to help them cope and rebuild their businesses in the wake of Hawaii's severe short-term economic downturn.

        As Chief Credit Officer, I personally am looking forward to this proposed merger. I feel very confident that, together, our two banks will be able to offer more support and value to Hawaii's business and retail clients. City Bank is well established in the residential mortgage business. With the further diversification of our lending portfolio, and our mutual client base, we will without a doubt become a much stronger competitor in the retail and business lending segments.

        The combined bank will enable us to almost immediately broaden and diversify our market share of loans, and be a more competitive alternative. Specifically, we will be able to lend more as our regulatory lending limit will almost double. Economies of scale of the combined bank will enable us to be more cost efficient, diversify our risk more effectively, and consequently allow us to pass on more value, convenience, and lending capacity to our mutual clients and prospects.

        The increased reach created by the merger in our branch delivery infrastructure will provide the combined bank with an unprecedented opportunity to expand our presence and increase our competitive strength in areas we do not currently serve. Small business clients value convenience, because for them, time is money. Frankly, Central Pacific and City Bank are severely under-represented in several geographic areas around our state. The merger will enable us to expand our market presence more effectively and more quickly across the state. This will directly benefit many business and clients, particularly in rural and Neighbor Island communities, who currently do not have any choice. The new choices and services offered by the growing combined bank will promote competition and value for all.

        Over the years, both Central Pacific and City Bank have successfully built and retained a loyal clientele through their commitment to "relationship banking". The culture and principles of both banks are very similar. The combined bank will take those principles, including relationship banking, to a higher level of execution and a broader base. Hawaii's business and retail customers will benefit from our expanded convenience, more competitive products and services, and the confidence that comes from being with an institution founded on sincere principles based on loyalty and long-term commitment.

        In brief summary, our combined bank will be stronger, offer more value and convenience, more competitive products and services, and expand our presence statewide, thereby increasing the standard of financial services in Hawaii. Our employees will benefit from being part of a strong and progressive organization offering career opportunities and long-term employment. Finally, our combined size will vastly increase our ability to support businesses in Hawaii's community, and help Hawaii's economy grow along with us.

        Thank you for the opportunity to submit this testimony.

Very truly yours,
Alwyn S. Chikamoto

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        My name is Bennette Evangelista. As Senior Vice President and Senior Manager at Central Pacific Bank, I am here to speak in support of my bank and its initiatives to reach out to our community.

        Throughout my 12 years with Central Pacific, we have been encouraged to get involved in our community, assisting with local issues and projects. It is a commitment born from the knowledge that the bank does not exist in and of itself and that it is an integral part of the local landscape. It is a commitment shaped by the understanding that for the Bank to be viable long term, we can't operate just to make a quick profit, but we need to be an integrated weave in the colorful fabric that is Hawaii.

        I have been involved in the community for many years, in many different capacities such as an officer or a director of both non-profit and professional organizations. Central Pacific has always unselfishly supported a variety of community projects and causes, ranging from sponsorships and donations to participation and coordination of events.

        Serving the ethnic communities has always been a soft spot for me, especially because of my immigrant roots. I can speak with authority on Central Pacific's commitment to assist in the further development and advancement of our ethnic groups. Last year alone, we supported the Korean Centennial Celebration, the Filipino Fiesta, numerous Japanese Chamber of Commerce events, and the Micronesian Cultural Festival, to name a few. We are currently working in partnership with the FDIC in developing a series of fundamental banking classes that we are very excited about for Korean immigrants.

        What really hit home was the unconditional support that I received as president of the Filipino Chamber of Commerce of Hawaii about three years ago. Not only did Central Pacific provide strong financial backing to our organization, it also opened up its resources so the Chamber could function. To this date, I am not certain how I could have managed without my company's help. In addition, for each of the past four years, as chair of the Affiliated Chambers & Business Organization Council, which is composed of 22 ethnic and regional organizations at the Chamber of Commerce of Hawaii, the Bank responded once again with its assistance. The examples go on and on.

        In short, community giving is really a tradition at Central Pacific. Our heritage of service to this community dates back to the inception of this company. Whether it's serving the lending needs of

Japanese-Americans in the post-war period to providing support for today's immigrants in Hawaii, Central Pacific has been there for our community.

        I realize that at this hearing, you will probably hear other testimony that would make you question the extent of Central Pacific's involvement in the community. As one who has been in the trenches all these years, I hope you will remember Central Pacific's history of service to Hawaii. As an employee, it fills me with great pride to be part of such a community-oriented team.

        With a combined company, we will be able to do so much more. From the community giving perspective, a stronger company can only mean good things for this State.

        Thank you very much for this opportunity to testify in support for a proposed merger.

Very truly yours,
Bennette M. Evangelista

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        My name is Gilbert Matsumoto, and I have been a CPA since 1971 and a director of Central Pacific Bank since 1986. My father, Wallace Matsumoto, was one of the founders of Central Pacific Bank, and sat on the bank's board for many years. As you may know, Central Pacific was originally founded by a group of civic-minded local businessmen, with financial help from Sumitomo Bank, to help serve the credit needs of Hawaii's Japanese-American community.

        My father was proud, and I am proud, of how our bank has grown from its humble beginnings to become our state's third largest commercial bank. Central Pacific has grown because its commitment today is the same as it was the very first day it opened its doors: loyal, dedicated service to its customers and its community. Central Pacific's management team, led by Mr. Clint Arnoldus, continues that commitment today.

        As I think back on the history of Central Pacific Bank, and the history of City Bank, what puzzles me most about City Bank's opposition to the proposed merger is the lack of any historical perspective. Hawaii has a history of mergers of financial institutions designed to strengthen the competitive positions of those institutions. I remember City Bank itself bought International Savings in 1994. City Bank later merged International Savings into City Bank; City Bank said the merger was necessary to become more efficient, reduce costs, and achieve "economies of scale." When it completed the merger in 2000, City Bank eliminated duplicative back office and operational jobs, and closed two International Savings branches because they operated right next door to City Bank branches. City Bank took all the steps in its own merger for which it is now criticizing Central Pacific. City Bank did so because it recognized, correctly, that mergers and increased efficiencies are necessary to compete and grow in today's banking market.

        The City Bank-International Savings merger was not at all uncommon. I remember in the early and mid-1990s, First Hawaiian Bank acquired First Interstate Bank of Hawaii and Pioneer Savings; Bank of Hawaii bought First Federal Savings; and American Savings Bank acquired the assets of Bank of America Hawaii, the former HonFed Bank. All of those were fine institutions, with good managers and good employees, and each with its own unique history. In each of those cases, there was some sadness to see the disappearance of a familiar name. But in each case, the merger or acquisition was necessary to create a stronger, more stable institution, better able to compete and reach a broader array of customers. And in each case, the mergers have been successful and ultimately good for our community.

        And I believe that will be the case with the proposed merger as well. I won't repeat all the testimony and evidence submitted on behalf of Central Pacific, but I firmly and honestly believe that the combined bank will be better for its customers and the community. We will have more branches, more ATMs, a broader menu of business and retail products and services, more capital strength to increase the borrowing capacity of our customers, and—most importantly—the same level of commitment and service we have had for the last four decades. It will be a bank my father would be proud of.

        I know City Bank has criticized Central Pacific's management team for not being "local" in the way it has pursued this merger. A lot of people might describe me as about as "local" as you can get, but, again, it's all how you look at it. To me, being "local" is not necessarily the way you talk or the way you dress. Being "local" is caring about your community and trying to do what's best for everyone in that community, for both the short and the long-term.

        As the son of one of the founding fathers, I am proud to strongly support this merger and follow in the pioneering footsteps and fine traditions of my father and his colleagues. For our future generations, Central Pacific's proposed merger is the natural evolution to carry on the legacy of both institutions in serving this community. If given the chance, both by the regulators and by City Bank's board, Hawaii will have a stronger, more competitive bank that can continue to grow for decades to come.

        Thank you for the opportunity to voice my support for this proposed merger. I respectfully request your approval of Central Pacific Bank's application.

Sincerely,
Gilbert J. Matsumoto Certified Public Accountant Director, Central Pacific Financial Corp.

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        I currently serve as an Executive Vice-President and the Chief Operations Officer of Central Pacific. Prior to joining Central Pacific, I worked at Bank of Hawaii for 18 years, where I ended my tenure as Executive Vice President of operations. As you may be aware, my tenure at Bank of Hawaii encompassed a period of growth driven by several acquisitions. I was involved in varying degrees with acquisitions both domestically here in Hawaii, including Hawaiian Trust Company Limited, First Federal Savings and Loan Association, American Trust and Bishop Trust Companies, and on the mainland, including financial institutions in California and Arizona, as well as internationally, in the Western and South Pacific, including financial institutions and the assets of financial institutions, located in Tahiti, New Caledonia, and Guam. Prior to joining Bank of Hawaii, I worked for City Bank in the early 1970s.

        As Central Pacific's Chief Operations Officer, I will be responsible for the integration of many aspects of the systems and operations of Central Pacific and City Bank. In this undertaking, I will be able to rely upon the collective experience of many members of Central Pacific's team in integrating bank systems and operations. Over the course of the past few years, there has been significant movement by employees among different banks in Hawaii. Such movement means that many of our employees have experience with the procedures and processes of other banks. Indeed, many of our employees have direct experience in working through the process of integrating two financial institutions. In a recently-completed survey of Central Pacific employees, we found that more than forty percent of our employees have experience working at another financial institution. Of our employees with experience at other financial institutions, more than three-quarters of them have more than five years of experience at another institution. We believe that this collective experience of our employees in working at other financial institutions will be a valuable resource in integrating Central Pacific and City Bank.

        Further, in a number of technical areas, the operations of Central Pacific and City Bank are similar, which should help to smooth the integration process. For example, both Central Pacific and City Bank use systems provided by Fiserv, Inc. While each bank uses Fiserv, Inc. systems in a different way, the underlying software is similar. Thus, although all system conversions present challenges, the time, cost and effort to integrate the two banks' systems should be much less significant than if the systems were less compatible.

        While the integration of operating systems and processes is important, ultimately, the two most important components of Central Pacific and City Bank are their employees and customers. From my perspective, Central Pacific has not proposed this merger so that it can combine its operating systems, processes or physical assets with those of City Bank. Rather, this merger is about building a better combined financial institution for the benefit of the employees and customers of both Central Pacific and City Bank. For the integration team, this will be the number one priority.

        Both employees and customers will benefit, because the integration of Central Pacific's and City Bank's operations will provide significant opportunities for synergies and efficiencies for the combined entity, which will help our employees to better serve our customers. For example, Central Pacific's loan portfolio contains a higher portion of commercial mortgage loans than City Bank's, while City Bank has a proportionately larger portfolio of residential mortgage loans. The combination of Central Pacific and City Bank will result in a bank that is strong and competitive in both commercial mortgage lending and residential mortgage lending. There also are complementary services, such as trust and asset management services, that are offered by Central Pacific, but not by City Bank. Thus, the proposed merger will provide the combined company with the ability to offer expanded services to its customers.

        I am confident that the collective experience of Central Pacific's management team and employees will provide a firm foundation for the successful integration of the operations of Central Pacific and City Bank in a way that maximizes operational synergies and efficiencies, while continuing to nurture and grow a strong relationship with the employees and customers of the combined company.

        Thank you for the opportunity to submit this testimony in support of the proposed merger.

Very truly yours,
Denis K. Isono

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        I currently serve as Executive Vice-President and Chief Financial Officer of Central Pacific. This testimony provides a perspective on Central Pacific's financial performance.

        During the 50 years since its founding, our bank has grown to over $2 billion in assets with over $180 million in stockholders' equity. Over the last five years, earnings have doubled, reaching $33 million in 2002. Central Pacific's return on equity reached 20% last year, which ranked us as one of the top 25 U.S. publicly held institutions with assets over $1 billion as of December 31, 2002.

        Our stock price has increased 300% over the last five years. As of December 31, 1998, our stock was priced at $8.75 (as adjusted to reflect our stock split in 2002) and today, our stock trades at more than $27 per share. We believe the increase reflects the investment community's confidence in Central Pacific's business plan, its management and the financial results we have achieved.

        We were able to achieve these strong results by taking the following steps:

  a.
  Developing a well-defined plan and setting ambitious targets.

  b.
  Focusing resources on meeting our targets.

  c.
  Emphasizing teamwork and good internal communications.

        We strongly believe that our proposed merger with City Bank is highly compelling from a financial perspective for all involved. We believe the combination will create a stronger, more efficient entity, providing increased resources for the benefit of consumers, employees, shareholders and Hawaii. With total assets of close to $4 billion, the combined entity would be one of the 150 largest bank holding companies in the nation based on assets. We believe that a company with such substantial assets would draw increased interest from investors, which we hope would, in turn, spur increased investor interest in Hawaii. We believe the benefits offered by the combined bank will be more than the sum of its parts.

        This combined organization would also be better able to compete with the large banks in Hawaii by providing an even more competitive array of banking services over a wider network of branches to reach more consumers and small businesses, as well as having the ability to make larger loans. Yet, we believe the combined bank will keep that local, personal feel to which Central Pacific and City Bank customers and employees are accustomed. As shown in the attached graph, this combined entity would still be only about one-half the size of the two larger banks in Hawaii and significantly smaller than Hawaii's largest savings bank.

        In summary, we are committed to combining these banks in an effort to better serve this community while delivering superior value to the owners of both companies.

        Thank you for the opportunity to submit this testimony in support of the proposed merger.

Very truly yours,
Neal K. Kanda

CPF-CBBI: Significantly Builds Deposit Market Share in Hawaii

Source: SNL Securities. Data as of 6/30/02
Central Pacific Financial Corp

December 3, 2003

Via Hand Delivery

Honorable D.B. Griffin III
Commissioner
Division of Financial Institutions
Department of Commerce & Consumer Affairs
335 Merchant Street, Room 221
Honolulu, Hawaii 96813

  Re:
  Applications by Central Pacific Financial Corp. to Acquire Control of CB
  Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to
  Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

Dear Commissioner Griffin:

        Thank you for the opportunity to submit this written testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding, I also am hereby requesting the opportunity to testify at the Informational and Comment Proceeding to be held on December 8, 2003.

        My name is Alice Guild. I have lived in Hawaii all my life. In 1981, while General Manager of Ala Moana Shopping Center, I was invited to join the board of Central Pacific Bank and, subsequently, Central Pacific Financial Corp., and I have served as a director ever since. Community service is a tradition in my family and I'm proud to have been a community volunteer for the past fifty years. Some of the other boards I've served on include those of Child and Family Service, the Junior League of Honolulu, Aloha United Way, the Pacific and Asian Affairs Council, Retail Merchants of Hawaii, Better Business Bureau, Hawaii Visitors Bureau, The University of Hawaii Foundation, the Hawaii Council on Economic Education, and the Hawaii Community Foundation.

        I am a founding member of the Friends of `Iolani Palace, have served as their Executive Director and currently am the first vice president of the board. Other positions I currently hold include vice president of La Pietra School and nominating chair for the Honolulu Academy of Arts. In my capacity as a director of Central Pacific Bank and in all of my volunteer positions, I have always tried to put the best interest of our community first and foremost. By doing so, I hope to serve the best interest of all constituents, including shareholders.

        I believe that the combination of Central Pacific Bank and City Bank would result in better service to the community through the expansion into areas currently not served by either bank. Central Pacific and City Bank have very similar histories. Both banks were initially founded to meet the financial needs of Japanese-Americans after World War II. Since then, both banks have developed and expanded to serve the greater Hawaii. By combining the banks, we could consolidate redundant branches and bring our banking services to areas that Central Pacific and City Bank currently do not serve. Hawaii's smaller communities would be the direct beneficiaries of a larger and more competitive bank. The new branches would be able to expand the banking choices available to consumers in those areas and provide greater service and convenience to customers and more opportunities for employees by creating new jobs in branches closer to their homes.

        In addition to similar histories, the two banks have very similar cultures. From the beginning, both banks have heavily emphasized customer service, a culture that will facilitate integration and better serve all of the customers of the combined banks. A stronger bank can only be good news for the communities we serve. Both banks have a proud tradition of supporting community organizations and people in need. Together, we can do so much more—and we have committed to do more if this merger is approved.

        Last, but certainly not least, I see the proposed combination as a great opportunity both for Central Pacific shareholders and the shareholders of City Bank who would become shareholders of the combined bank. In Hawaii, growth is limited by market size. However, our goal has always been to create a larger and more competitive bank that will better serve all Hawaii, while rewarding its employees and shareholders. This merger is consistent with that goal.

        Thank you for this opportunity to testify in full support of the proposed merger which combines the strengths and benefits of two Hawaii-based institutions with a history of serving Hawaii.

Warmest Mahalo,
Alice F. Guild

Testimony of Barbara Carvalho

        My name is Barbara Carvalho. I have been an employee of Central Pacific Bank for 23 years, and I have loved working here. It is a great environment to work; the employees and customers are very friendly, making it a pleasure to come to work everyday. Central Pacific gave me the opportunity to work my way from the ground up. I started working for Central Pacific Bank in 1980 as a bank teller at the Main branch in Honolulu. After eleven years, I was promoted to the Operations Supervisor of the Waipahu branch. As the Operations Supervisor, I oversaw all operations of the Waipahu branch, while maintaining a close relationship with both customers and employees.

        In 1995, I moved to the Waipahu Daiei in-store branch as Assistant Manager, and eventually a Branch Manager. In 1998, I was asked to start up the Branch Support Department. This was a newly created department to service the expanding operations of the bank and we were delegated to implement revised policies and procedures for all branches. In 2000, I was selected to be the Regional Service Manager, a new position, responsible for all customer services and operations of all west Oahu and neighbor island branches. In 2001, I was promoted to my present position, as the Branch Administrator for Central Pacific. I am grateful that Central Pacific's growth has given me the opportunity to expand my potential, and take on new and challenging duties. As the Branch Administrator, I am responsible for overseeing the current 24 Central Pacific branches, and two branches that will be opening in 2004. Working with all our Branch Managers, we generally hold monthly meetings to discuss any issues or developments from customer service to operational and sales.

        When I first learned of the proposed combination of Central Pacific Bank and City Bank in April of 2003, I was very excited for the future of both banks. I believe that by combining our banks, we would provide better service to our customers, greater opportunities for employees and increase the profitability of the bank for shareholders. I am biased, of course, but I truly believe that Central Pacific has the best customer service. We have always gone the extra mile for customers. Our advertising slogan is "Fiercely Loyal Banking," but to those of us who work in the bank, it is more than just a slogan: it is the way we have been doing business for decades. Working together with the employees who now work for City Bank, we can and will continue to provide that kind of "fiercely loyal" service to each and every customer of the combined bank, whether they were originally a customer of Central Pacific or City Bank. We will value, and hopefully keep, each and every customer of the combined bank, because that is the way we have always done business.

        By increasing the amount of branches available to our customers, I believe the combined bank will provide greater service and convenience to all customers and make our combined bank more competitive with the larger banks in the State. This in turn will create new job opportunities for employees. Central Pacific is currently expanding its operations by opening two more branches in 2004. With the combination of both banks, Central Pacific will be able to continue to expand and create new and better job opportunities for its employees—just as it created the opportunities for me.

        In discussing the proposed combination with the branch managers during our monthly meetings, they have expressed their excitement for the combination as well. The comments that were received to these branch managers from the public and employees since the public announcement have all been very positive and supportive of the combination. In fact, I have not received a single report where a customer closed an account or disagreed with the combination.

        In conclusion, I have been an employee of Central Pacific for 23 years and have seen this bank expand to create new opportunities for our employees. I believe that the combination of Central Pacific and City Bank will allow us to provide better service to our customers and provide greater opportunities for our employees in the future.

        Thank you for the opportunity to voice my support for this proposed merger.

Very truly yours,
Barbara Carvalho

Testimony of Norman Nakasone

        I would like to express my support for the proposed merger and share my personal experiences as an employee of Central Pacific Bank (CPB). I believe that the merger will benefit Hawaii, the community and the customers of both banks by creating a stronger financial institution to serve the Hawaii market. As an employee of Central Pacific Bank I also feel that if the merger were to occur, CPB's management team would treat the employees of both banks with respect and fairness.

        I have been an employee of Central Pacific Bank for 18 years and currently manage the bank's call center. At Central Pacific Bank we genuinely care about our customers. We feel that each one is a part of our family and the CPB team. Our standard practices alone can attest to this. At a time when it is hard to get a person on the other end of the phone, our customer service line's initial greeting has two options, use the automated system or speak to a customer service representative. In addition, we have high standards that we must abide by when assisting a customer. "Mystery shoppers" are even in place to ensure that these standards are being reached. But more importantly than these standard practices, the employees of Central Pacific Bank sincerely empathize with our customers. This is demonstrated by our willingness to do all we can to help. For example, often customers have problems with a third party and need to contact that party's bank. We are more than happy to conference in on those calls and assist our customer to resolve the problem with the third party's financial institution. I feel that a merger between the two banks would enhance any of our customer benefits or service.

        Working for Central Pacific Bank has been a very rewarding experience. The bank offers its employees opportunities for professional development including both internal and external training development programs. We are encouraged to attend seminars, workshops and conferences, as well as banking schools. The bank recognizes and rewards the high performance of both individuals and departments/branches with the Chairman's Circle Award, On the Spot Award, quarterly Service Pride Awards, and annual bonuses. The company also promotes and sponsors employee activities and camaraderie through the annual Christmas party, family picnic and free or discounted movie and entertainment passes. The company also offers great benefits such as the 401 K profit sharing program, the employee stock ownership plan, discounts for bank services and the tuition reimbursement program. All of these benefits would be extended to employees brought on through the merger as well.

        In summary, I know that the merger would be a benefit to Hawaii, our customers and the community. Thank you for the opportunity to testify.

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.